U.S. COMMERCIAL CORP., S.A. DE C.V.

May 3, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: U.S. Commercial Corp., S.A. de C.V.
File Number: 82-34669

Enclosed, find the audited consolidated financial statements as of December 31,2005 and 2004 for U.S. COMMERCIAL CORP., S.A. DE C.V.

This statements are the translated versions wich are sent every year to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement of changes in financial position, breakdown of main concepts, ratios, data per share, and integration of the paid social capital stock.

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.



Sincerely.

C.P. Quintín Humberto Botas Hernández
Attorney in fact

dw 5/10

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 4 YEAR: 2005

US COMMERCIAL CORP, S.A. DE C.V.

BALANCE SHEETS

AT DECEMBER 31 OF 2005 AND 2004

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	15,100,266	100	18,013,304	100
s02	CURRENT ASSETS	8,280,361	55	10,141,018	56
s03	CASH AND SHORT-TERM INVESTMENTS	1,084,961	7	1,163,033	6
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	281,954	2	250,144	1
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	181,292	1	101,232	1
s06	INVENTORIES	6,508,489	43	6,195,740	34
s07	OTHER CURRENT ASSETS	223,665	1	2,430,869	13
s08	LONG-TERM	13,674	0	13,547	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	13,674	0	13,547	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	2,031,950	13	2,049,359	11
s13	LAND AND BUILDINGS	1,419,357	9	1,121,783	6
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	0	0	0	0
s15	OTHER EQUIPMENT	3,470,795	23	3,243,850	18
s16	ACCUMULATED DEPRECIATION	2,875,211	19	2,345,018	13
s17	CONSTRUCTION IN PROGRESS	17,009	0	28,744	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	4,716,245	31	4,790,021	27
s19	OTHER ASSETS	58,036	0	1,019,359	6
s20	TOTAL LIABILITIES	10,750,457	100	11,303,967	100
s21	CURRENT LIABILITIES	6,532,343	61	6,519,063	58
s22	SUPPLIERS	3,551,745	33	3,122,549	28
s23	BANK LOANS	220,687	2	0	0
s24	STOCK MARKET LOANS	0	0	0	0
s25	TAXES PAYABLE	90,609	1	90,242	1
s26	OTHER CURRENT LIABILITIES	2,669,302	25	3,306,272	29
s27	LONG-TERM LIABILITIES	4,126,214	38	4,757,699	42
s28	BANK LOANS	3,944,514	37	4,566,083	40
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS	181,700	2	191,616	2
s31	DEFERRED LIABILITIES	91,900	1	27,205	0
s32	OTHER NON CURRENT LIABILITIES	0	0	0	0
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	4,349,809	100	6,709,337	100
s34	MINORITY INTEREST	0	0	0	0
s35	MAJORITY INTEREST	4,349,809	100	6,709,337	100
s36	CONTRIBUTED CAPITAL	5,645,450	130	5,646,500	84
s79	CAPITAL STOCK	2,640,513	61	2,641,563	39
s39	PREMIUM ON ISSUANCE OF SHARES	3,004,937	69	3,004,937	45
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	(1,295,641)	(30)	1,062,837	16
s42	RETAINED EARNINGS AND CAPITAL RESERVES	(1,267,091)	(29)	722,754	11
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(28,550)	(1)	340,083	5
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 4 YEAR: 2005

US COMMERCIAL CORP, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	1,084,961	100	1,163,033	100
s46	CASH	553,962	51	971,707	84
s47	SHORT-TERM INVESTMENTS	530,999	49	191,326	16
s07	OTHER CURRENT ASSETS	223,665	100	2,430,869	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	1,748,532	72
s83	OTHER	223,665	100	682,337	28
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	4,716,245	100	4,790,021	100
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	4,716,245	100	4,790,021	100
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	58,036	100	1,019,359	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	9,516	16	6,056	1
s86	DISCONTINUED OPERATIONS	0	0	993,377	97
s87	OTHER	48,520	84	19,926	2
s21	CURRENT LIABILITIES	6,532,343	100	6,519,063	100
s52	FOREIGN CURRENCY LIABILITIES	6,305,704	97	6,428,356	99
s53	MEXICAN PESOS LIABILITIES	226,639	3	90,707	1
s26	OTHER CURRENT LIABILITIES	2,669,302	100	3,306,272	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	31,803	1	37,473	1
s68	PROVISIONS	259,883	10	423,015	13
s90	DISCONTINUED OPERATIONS	0	0	1,007,402	30
s58	OTHER CURRENT LIABILITIES	2,377,616	89	1,838,382	56
s27	LONG-TERM LIABILITIES	4,126,214	100	4,757,699	100
s59	FOREIGN CURRENCY LIABILITIES	4,126,214	100	4,757,699	100
s60	MEXICAN PESOS LIABILITIES	0	0	0	0
s31	DEFERRED LIABILITIES	91,900	100	27,205	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	91,900	100	27,205	100
s32	OTHER NON CURRENT LIABILITIES	0	0	0	0
s66	DEFERRED TAXES	0	0	0	0
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	2,640,513	100	2,641,563	100
s37	CAPITAL STOCK (NOMINAL)	477,217	18	478,235	18
s38	RESTATEMENT OF CAPITAL STOCK	2,163,296	82	2,163,328	82

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 4 YEAR: 2005

US COMMERCIAL CORP, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	(1,267,091)	100	722,754	100
s93	LEGAL RESERVE	24,106	(2)	24,106	3
s43	RESERVE FOR REPURCHASE OF SHARES	750,000	(59)	700,928	97
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	(61,719)	5	48,358	7
s45	NET INCOME FOR THE YEAR	(1,979,478)	156	(50,638)	(7)
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(28,550)	100	340,083	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	532,272	(1864)	(34,236)	(10)
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	(908,321)	3182	26,820	8
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	347,499	(1217)	347,499	102

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 4 YEAR: 2005

US COMMERCIAL CORP, S.A. DE C.V.

BALANCE SHEETS

CONSOLIDATED

OTHER CONCEPTS

AUDITED (Thousands of Mexican Pesos) Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s72	WORKING CAPITAL	1,748,018	3,621,955
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	409	375
s75	EMPLOYEES (*)	14,135	16,666
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	1,246,606,003	1,249,267,003
s78	REPURCHASED SHARES (*)	140,725,427	138,064,427
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 4 YEAR: 2005

US COMMERCIAL CORP, S.A. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO DECEMBER 31 OF 2005 AND 2004

CONSOLIDATED

AUDITED (Thousands of Mexican Pesos) Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	43,652,118	100	42,680,269	100
r02	COST OF SALES	34,544,118	79	33,940,757	80
r03	GROSS PROFIT	9,108,000	21	8,739,512	20
r04	OPERATING EXPENSES	8,593,798	20	8,615,291	20
r05	OPERATING INCOME	514,202	1	124,221	0
r06	INTEGRAL FINANCING COST	(45,770)	0	35,514	0
r07	INCOME AFTER INTEGRAL FINANCING COST	559,972	1	88,707	0
r08	OTHER EXPENSE AND INCOME (NET)	7,524	0	(15,003)	0
r44	*SPECIAL ITEMS*	*0*	*0*	*0*	*0*
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	552,448	1	103,710	0
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	294,901	1	2,627	0
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	257,547	1	101,083	0
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	257,547	1	101,083	0
r14	INCOME FROM DISCONTINUED OPERATIONS	2,237,025	5	151,721	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	(1,979,478)	(5)	(50,638)	0
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	(1,979,478)	(5)	(50,638)	0
r19	NET INCOME OF MINORITY INTEREST	0	0	0	0
r20	NET INCOME OF MAJORITY INTEREST	(1,979,478)	(5)	(50,638)	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM | QUARTER: 4 | YEAR: 2005

US COMMERCIAL CORP, S.A. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	43,652,118	100	42,680,269	100
r21	DOMESTIC	0	0	0	0
r22	FOREIGN	43,652,118	100	42,680,269	100
r23	TRANSLATED INTO DOLLARS (***)	4,075,486	9	3,984,751	9
r06	INTEGRAL FINANCING COST	(45,770)	100	35,514	100
r24	INTEREST EXPENSE	350,233	(765)	450,878	1270
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	30,351	(66)	8,180	23
r46	OTHER FINANCIAL PRODUCTS	82,729	(181)	152,074	428
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	8,890	(19)	(104)	0
r28	RESULT FROM MONETARY POSITION	(291,813)	638	(255,006)	(718)
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	294,901	100	2,627	100
r32	INCOME TAX	296,378	101	8,673	330
r33	DEFERRED INCOME TAX	(1,477)	(1)	(6,046)	(230)
r34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 4 YEAR: 2005

US COMMERCIAL CORP, S.A. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	43,652,119	42,680,270
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	43,652,118	42,680,269
r39	OPERATING INCOME (**)	514,202	124,221
r40	NET INCOME OF MAJORITY INTEREST (**)	(1,979,478)	(50,638)
r41	NET CONSOLIDATED INCOME (**)	(1,979,478)	(50,638)
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	479,559	502,335

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM | QUARTER: 4 | YEAR: 2005

US COMMERCIAL CORP, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM OCTOBER THE 1st TO DECEMBER 31 OF 2005 AND 2004

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	12,052,034	100	11,673,203	100
rt02	COST OF SALES	9,474,067	79	9,281,858	80
rt03	GROSS PROFIT	2,577,967	21	2,391,345	20
rt04	OPERATING EXPENSES	2,199,445	18	2,303,806	20
rt05	OPERATING INCOME	378,522	3	87,539	1
rt06	INTEGRAL FINANCING COST	126,684	1	65,155	1
rt07	INCOME AFTER INTEGRAL FINANCING COST	251,838	2	22,384	0
rt08	OTHER EXPENSE AND INCOME (NET)	(27,037)	0	(80,346)	(1)
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	278,875	2	102,730	1
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	240,064	2	4,647	0
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	38,811	0	98,083	1
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	38,811	0	98,083	1
rt14	INCOME FROM DISCONTINUED OPERATIONS	738,950	6	15,648	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	(700,139)	(6)	82,435	1
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	(700,139)	(6)	82,435	1
rt19	NET INCOME OF MINORITY INTEREST	0	0	0	0
rt20	NET INCOME OF MAJORITY INTEREST	(700,139)	(6)	82,435	1

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 4 YEAR: 2005

QUARTERLY STATEMENTS OF INCOME

US COMMERCIAL CORP, S.A. DE C.V.

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	12,052,034	100	11,673,203	100
rt21	DOMESTIC	0	0	0	0
rt22	FOREIGN	12,052,034	100	11,673,203	100
rt23	TRANSLATED INTO DOLLARS (***)	1,125,212	9	1,089,843	9
rt06	INTEGRAL FINANCING COST	126,684	100	65,155	100
rt24	INTEREST EXPENSE	136,674	108	76,756	118
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	9,191	7	1,126	2
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	7,939	6	19	0
rt28	RESULT FROM MONETARY POSITION	(8,738)	(7)	(10,494)	(16)
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	240,064	100	4,647	100
rt32	INCOME TAX	240,752	100	4,097	88
rt33	DEFERRED INCOME TAX	(688)	0	550	12
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM | QUARTER: 4 | YEAR: 2005

US COMMERCIAL CORP, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	121,435	122,708

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 4 YEAR: 2005

US COMMERCIAL CORP, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO DECEMBER 31 OF 2005 AND 2004
(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	(1,979,478)	(50,638)
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	2,715,107	667,295
c03	RESOURCES FROM NET INCOME FOR THE YEAR	735,629	616,657
c04	RESOURCES PROVIDED OR USED IN OPERATION	(1,293,252)	(1,033,947)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	(557,623)	(417,290)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	844,724	830,617
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(11,417)	(166,834)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	833,307	663,783
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(353,756)	(432,370)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(78,072)	(185,877)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,163,033	1,348,910
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,084,961	1,163,033

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM | QUARTER: 4 | YEAR: 2005

US COMMERCIAL CORP, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	2,715,107	667,295
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	479,559	502,335
c41	+ (-) OTHER ITEMS	2,235,548	164,960
c04	RESOURCES PROVIDED OR USED IN OPERATION	(1,293,252)	(1,033,947)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(29,892)	(6,721)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(115,217)	133,419
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	221,141	(221,246)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(418,430)	(946,995)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(950,854)	7,596
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	844,724	830,617
c23	+ BANK FINANCING	1,132,313	11,447,691
c24	+ STOCK MARKET FINANCING	(287,589)	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	(10,617,074)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(11,417)	(166,834)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(1,018)	(11,419)
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	(10,399)	(155,415)
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(353,756)	(432,370)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT	0	(23,393)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(325,162)	(410,521)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	(28,594)	1,544

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 4 YEAR: 2005

US COMMERCIAL CORP, S.A. DE C.V.

DATA PER SHARE

AUDITED CONSOLIDATED INFORMATION Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	(1.59)		$	(0.04)	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$	0.21		$	(0.04)	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	1.79		$	0.12	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	3.49		$	5.37	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	acciones		0.00	acciones
d11	MARKET PRICE TO CARRYING VALUE		1.12	veces		0.85	veces
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE		(2.46)	veces		(116.50)	veces
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	veces		0.00	veces

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 4 YEAR: 2005

US COMMERCIAL CORP, S.A. DE C.V.

RATIOS

AUDITED CONSOLIDATED Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	(4.53)	%	(0.11)	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	(45.50)	%	(0.75)	%
p03	NET INCOME TO TOTAL ASSETS (**)	(13.10)	%	(0.28)	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	(14.74)	%	(503.58)	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	2.89	veces	2.36	veces
p07	NET SALES TO FIXED ASSETS (**)	21.48	veces	20.82	veces
p08	INVENTORIES TURNOVER (**)	5.30	veces	5.47	veces
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	2.02	dias	1.84	dias
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.80	%	5.24	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	71.19	%	62.75	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	2.47	veces	1.68	veces
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	97.03	%	98.95	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	203.06	%	232.15	%
p15	OPERATING INCOME TO INTEREST PAID	1.46	veces	0.49	veces
p16	NET SALES TO TOTAL LIABILITIES (**)	4.06	veces	3.77	veces
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.26	veces	1.55	veces
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.27	veces	0.60	veces
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.77	veces	0.89	veces
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	16.60	%	17.84	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	1.68	%	1.27	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(2.96)	%	(2.63)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	(1.59)	veces	(2.32)	veces
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	101.37	%	124.91	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(1.37)	%	(24.91)	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	91.91	%	168.91	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM
US COMMERCIAL CORP, S.A. DE C.V.

QUARTER: 4 YEAR: 2005

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

AUDITED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
B-1	0.0000	2	1,246,606,003	0	1,243,606,003	0	477,217	0
TOTAL			1,246,606,003	0	1,243,606,003	0	477,217	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 1,246,606,003

NOTES

U.S. COMMERCIAL CORP., S.A. DE C.V.

May 3, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: U.S. Commercial Corp., S.A. de C.V.
File Number: 82-34669

Enclosed, find the unaudited consolidated financial statements as of March 31,2006 and 2005 for U.S. COMMERCIAL CORP., S.A. DE C.V.

This statements are the translated versions wich are sent every quarter to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement of changes in financial position, breakdown of main concepts, ratios, data per share, and integration of the paid social capital stock.

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

Sincerely.



C.P. Quintín Humberto Botas Hernández
Attorney in fact

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 1 YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

BALANCE SHEETS

AT MARCH 31 OF 2006 AND 2005 CONSOLIDATED

(Thousands of Mexican Pesos) Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	15,784,550	100	17,671,133	100
s02	CURRENT ASSETS	8,709,456	55	9,618,937	54
s03	CASH AND SHORT-TERM INVESTMENTS	1,130,312	7	1,122,908	6
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	32,623	0	86,040	0
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	268,394	2	227,138	1
s06	INVENTORIES	6,994,042	44	6,321,162	36
s07	OTHER CURRENT ASSETS	284,085	2	1,861,689	11
s08	LONG-TERM	13,791	0	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	13,791	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	2,107,169	13	2,050,290	12
s13	LAND AND BUILDINGS	1,443,443	9	1,168,578	7
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	0	0	0	0
s15	OTHER EQUIPMENT	3,770,262	24	3,413,015	19
s16	ACCUMULATED DEPRECIATION	3,126,554	20	2,539,241	14
s17	CONSTRUCTION IN PROGRESS	20,018	0	7,938	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	4,883,204	31	4,941,275	28
s19	OTHER ASSETS	70,930	0	1,060,631	6
s20	TOTAL LIABILITIES	11,488,704	100	10,733,114	100
s21	CURRENT LIABILITIES	5,709,051	50	5,001,740	47
s22	SUPPLIERS	2,952,149	26	2,069,013	19
s23	BANK LOANS	528,452	5	0	0
s24	STOCK MARKET LOANS	0	0	0	0
s25	TAXES PAYABLE	70,838	1	90,383	1
s26	OTHER CURRENT LIABILITIES	2,157,612	19	2,842,344	26
s27	LONG-TERM LIABILITIES	5,691,191	50	5,711,050	53
s28	BANK LOANS	5,506,371	48	5,516,972	51
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS	184,820	2	194,078	2
s31	DEFERRED LIABILITIES	88,462	1	20,324	0
s32	OTHER NON CURRENT LIABILITIES	0	0	0	0
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	4,295,846	100	6,938,019	100
s34	MINORITY INTEREST	0	0	0	0
s35	MAJORITY INTEREST	4,295,846	100	6,938,019	100
s36	CONTRIBUTED CAPITAL	5,693,604	133	5,694,317	82
s79	CAPITAL STOCK	2,663,036	62	2,663,036	38
s39	PREMIUM ON ISSUANCE OF SHARES	3,030,568	71	3,031,281	44
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	(1,397,758)	(33)	1,243,702	18
s42	RETAINED EARNINGS AND CAPITAL RESERVES	(1,430,996)	(33)	845,627	12
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	33,238	1	398,075	6
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 1 YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	1,130,312	100	1,122,908	100
s46	CASH	575,243	51	735,409	65
s47	SHORT-TERM INVESTMENTS	555,069	49	387,499	35
s07	OTHER CURRENT ASSETS	284,085	100	1,861,689	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	1,426,451	77
s83	OTHER	284,085	100	435,238	23
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	4,883,204	100	4,941,275	100
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	4,883,204	100	4,941,275	100
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	70,930	100	1,060,631	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	10,031	14	6,427	1
s86	DISCONTINUED OPERATIONS	0	0	1,023,143	96
s87	OTHER	60,899	86	31,061	3
s21	CURRENT LIABILITIES	5,709,051	100	5,001,740	100
s52	FOREIGN CURRENCY LIABILITIES	5,639,038	99	4,911,170	98
s53	MEXICAN PESOS LIABILITIES	70,013	1	90,570	2
s26	OTHER CURRENT LIABILITIES	2,157,612	100	2,842,344	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	52,301	2	58,418	2
s68	PROVISIONS	239,094	11	306,450	11
s90	DISCONTINUED OPERATIONS	0	0	1,322,883	47
s58	OTHER CURRENT LIABILITIES	1,866,217	86	1,154,593	41
s27	LONG-TERM LIABILITIES	5,691,191	100	5,711,050	100
s59	FOREIGN CURRENCY LIABILITIES	5,691,191	100	5,711,050	100
s60	MEXICAN PESOS LIABILITIES	0	0	0	0
s31	DEFERRED LIABILITIES	88,462	100	20,324	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	88,462	100	20,324	100
s32	OTHER NON CURRENT LIABILITIES	0	0	0	0
s66	DEFERRED TAXES	0	0	0	0
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	2,663,036	100	2,663,036	100
s37	CAPITAL STOCK (NOMINAL)	477,217	18	477,217	18
s38	RESTATEMENT OF CAPITAL STOCK	2,185,819	82	2,185,819	82

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 1 YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REFS	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	(1,430,996)	100	845,627	100
s93	LEGAL RESERVE	24,106	(2)	24,106	3
s43	RESERVE FOR REPURCHASE OF SHARES	750,000	(52)	689,856	82
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	(2,094,352)	146	13,251	2
s45	NET INCOME FOR THE YEAR	(110,750)	8	118,414	14
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	33,238	100	398,075	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	(317,215)	(954)	47,622	12
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	350,453	1054	350,453	88

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 1 YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REFS	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s72	WORKING CAPITAL	3,000,405	4,617,197
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	398	380
s75	EMPLOYEES (*)	13,558	15,838
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	1,246,606,003	1,246,606,003
s78	REPURCHASED SHARES (*)	140,725,427	140,725,427
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM | QUARTER: 1 | YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO MARCH 31 OF 2006 AND 2005

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	10,776,811	100	12,260,805	100
r02	COST OF SALES	8,678,167	81	9,775,545	80
r03	GROSS PROFIT	2,098,644	19	2,485,260	20
r04	OPERATING EXPENSES	2,197,959	20	2,360,721	19
r05	OPERATING INCOME	(99,315)	(1)	124,539	1
r06	INTEGRAL FINANCING COST	(31,798)	0	(93,737)	(1)
r07	INCOME AFTER INTEGRAL FINANCING COST	(67,517)	(1)	218,276	2
r08	OTHER EXPENSE AND INCOME (NET)	9,830	0	14,026	0
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	(77,347)	(1)	204,250	2
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	33,403	0	2,761	0
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	(110,750)	(1)	201,489	2
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	(110,750)	(1)	201,489	2
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	83,075	1
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	(110,750)	(1)	118,414	1
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	(110,750)	(1)	118,414	1
r19	NET INCOME OF MINORITY INTEREST	0	0	0	0
r20	NET INCOME OF MAJORITY INTEREST	(110,750)	(1)	118,414	1

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 1 YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	10,776,811	100	12,260,805	100
r21	DOMESTIC	0	0	0	0
r22	FOREIGN	10,776,811	100	12,260,805	100
r23	TRANSLATED INTO DOLLARS (***)	984,094	9	1,119,606	9
r06	INTEGRAL FINANCING COST	(31,798)	100	(93,737)	100
r24	INTEREST EXPENSE	104,974	(330)	74,739	(80)
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	(69,441)	74
r26	INTEREST INCOME	7,161	(23)	7,938	(8)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(11,420)	36	(6)	0
r28	RESULT FROM MONETARY POSITION	(118,191)	372	(91,091)	97
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	33,403	100	2,761	100
r32	INCOME TAX	33,854	101	2,754	100
r33	DEFERRED INCOME TAX	(451)	(1)	7	0
r34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 1 YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	10,776,812	12,260,806
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	43,713,410	44,521,664
r39	OPERATING INCOME (**)	308,549	206,595
r40	NET INCOME OF MAJORITY INTEREST (**)	(2,278,716)	32,230
r41	NET CONSOLIDATED INCOME (**)	(2,278,716)	32,230
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	123,248	122,772

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 1 YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JANUARY THE 1st TO MARCH 31 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	10,776,811	100	12,260,805	100
rt02	COST OF SALES	8,678,167	81	9,775,545	80
rt03	GROSS PROFIT	2,098,644	19	2,485,260	20
rt04	OPERATING EXPENSES	2,197,959	20	2,360,721	19
rt05	OPERATING INCOME	(99,315)	(1)	124,539	1
rt06	INTEGRAL FINANCING COST	(31,798)	0	(93,737)	(1)
rt07	INCOME AFTER INTEGRAL FINANCING COST	(67,517)	(1)	218,276	2
rt08	OTHER EXPENSE AND INCOME (NET)	9,830	0	14,026	0
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	(77,347)	(1)	204,250	2
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	33,403	0	2,761	0
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	(110,750)	(1)	201,489	2
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	(110,750)	(1)	201,489	2
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	83,075	1
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	(110,750)	(1)	118,414	1
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	(110,750)	(1)	118,414	1
rt19	NET INCOME OF MINORITY INTEREST	0	0	0	0
rt20	NET INCOME OF MAJORITY INTEREST	(110,750)	(1)	118,414	1

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM | QUARTER: 1 | YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

US COMMERCIAL CORP, S.A. DE C.V.

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	10,776,811	100	12,260,805	100
rt21	DOMESTIC	0	0	0	0
rt22	FOREIGN	10,776,811	100	12,260,805	100
rt23	TRANSLATED INTO DOLLARS (***)	984,094	9	1,119,606	9
rt06	INTEGRAL FINANCING COST	(31,798)	100	(93,737)	100
rt24	INTEREST EXPENSE	104,974	(330)	74,739	(80)
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	(69,441)	74
rt26	INTEREST INCOME	7,161	(23)	7,938	(8)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(11,420)	36	(6)	0
rt28	RESULT FROM MONETARY POSITION	(118,191)	372	(91,091)	97
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	33,403	100	2,761	100
rt32	INCOME TAX	33,854	101	2,754	100
rt33	DEFERRED INCOME TAX	(451)	(1)	7	0
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM

QUARTER: 1 YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	123,248	122,772

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM

QUARTER: 1 YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO MARCH 31 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	(110,750)	118,414
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	30,027	131,244
c03	RESOURCES FROM NET INCOME FOR THE YEAR	(80,723)	249,658
c04	RESOURCES PROVIDED OR USED IN OPERATION	(1,438,734)	(1,159,763)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	(1,519,457)	(910,105)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	1,581,451	806,601
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	(11,135)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	1,581,451	795,466
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(55,051)	(86,612)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	6,943	(201,251)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,123,369	1,324,159
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,130,312	1,122,908

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM | QUARTER: 1 | YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	30,027	131,244
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	123,248	122,772
c41	+ (-) OTHER ITEMS	(93,221)	8,472
c04	RESOURCES PROVIDED OR USED IN OPERATION	(1,438,734)	(1,159,763)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	259,312	24,355
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(339,645)	270,155
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(141,321)	254,568
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(725,328)	(1,413,559)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(491,752)	(295,282)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	1,581,451	806,601
c23	+ BANK FINANCING	1,722,174	813,920
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	(140,723)	(7,319)
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	(11,135)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	(1,018)
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	(10,117)
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(55,051)	(86,612)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(55,062)	(86,623)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	11	11
c39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 1 YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	(1.83)		$	0.03	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$	(0.03)		$	0.03	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	1.86		$	0.00	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	3.45		$	5.57	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	acciones		0.00	acciones
d11	MARKET PRICE TO CARRYING VALUE		1.01	veces		0.74	veces
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE		(1.91)	veces		137.33	veces
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	veces		0.00	veces

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 1 YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	(1.02)	%	0.96	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	(53.04)	%	0.46	%
p03	NET INCOME TO TOTAL ASSETS (**)	(14.43)	%	0.18	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	(106.71)	%	76.92	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	2.76	veces	2.51	veces
p07	NET SALES TO FIXED ASSETS (**)	20.74	veces	21.71	veces
p08	INVENTORIES TURNOVER (**)	4.96	veces	5.35	veces
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	0.23	dias	0.54	dias
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	6.31	%	4.96	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	72.78	%	60.73	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	2.67	veces	1.54	veces
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	98.62	%	98.96	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	270.08	%	278.54	%
p15	OPERATING INCOME TO INTEREST PAID	(0.94)	veces	1.66	veces
p16	NET SALES TO TOTAL LIABILITIES (**)	3.80	veces	4.14	veces
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.52	veces	1.92	veces
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.30	veces	0.65	veces
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.75	veces	0.89	veces
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	19.79	%	22.45	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	(0.74)	%	2.03	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(13.35)	%	(9.45)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	(14.47)	veces	(12.17)	veces
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	100.00	%	101.39	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	0.00	%	(1.39)	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	100.01	%	100.01	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM

QUARTER: 1 YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
B-1	0.0000	2	1,246,606,003	0	1,243,606,003	0	477,217	0
TOTAL			1,246,606,003	0	1,243,606,003	0	477,217	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 1,246,606,003

NOTES

GRUPO CARSO, S.A. DE C.V.

May 3, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Enclosed, find the audited consolidated financial statements as of December 31,2005 and 2004 for GRUPO CARSO, S.A. DE C.V.

This statements are the translated versions wich are sent every year to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement of changes in financial position, breakdown of main concepts, ratios, data per share, and integration of the paid social capital stock.

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

Sincerely.



C.P. Quintín Humberto Botas Hernández
Attorney in fact



Lic. Alejandro Archundia Becerra
Attorney in fact

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 4 YEAR: 2005

GRUPO CARSO, S.A. DE C.V.

BALANCE SHEETS

AT DECEMBER 31 OF 2005 AND 2004 CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos) Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	83,642,344	100	78,769,637	100
s02	CURRENT ASSETS	41,457,208	50	33,396,228	42
s03	CASH AND SHORT-TERM INVESTMENTS	8,571,646	10	3,599,835	5
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	15,306,543	18	12,565,318	16
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	1,343,588	2	2,112,505	3
s06	INVENTORIES	15,437,727	18	14,281,486	18
s07	OTHER CURRENT ASSETS	797,704	1	837,084	1
s08	LONG-TERM	4,078,012	5	2,976,870	4
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	127,613	0	39,289	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	3,302,226	4	2,324,453	3
s11	OTHER INVESTMENTS	648,173	1	613,128	1
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	36,840,374	44	37,141,986	47
s13	LAND AND BUILDINGS	30,656,706	37	29,973,657	38
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	34,244,119	41	35,259,798	45
s15	OTHER EQUIPMENT	5,803,502	7	5,572,275	7
s16	ACCUMULATED DEPRECIATION	35,102,323	42	34,732,786	44
s17	CONSTRUCTION IN PROGRESS	1,238,370	1	1,069,042	1
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	780,186	1	242,261	0
s19	OTHER ASSETS	486,564	1	5,012,292	6
s20	TOTAL LIABILITIES	37,128,642	100	41,329,383	100
s21	CURRENT LIABILITIES	15,627,195	42	20,282,479	49
s22	SUPPLIERS	7,252,387	20	5,957,961	14
s23	BANK LOANS	620,521	2	5,534,781	13
s24	STOCK MARKET LOANS	600,000	2	2,352,354	6
s25	TAXES PAYABLE	1,936,357	5	1,817,018	4
s26	OTHER CURRENT LIABILITIES	5,217,930	14	4,620,365	11
s27	LONG-TERM LIABILITIES	13,582,331	37	9,995,492	24
s28	BANK LOANS	10,464,702	28	6,327,277	15
s29	STOCK MARKET LOANS	3,050,000	8	3,668,215	9
s30	OTHER LOANS	67,629	0	0	0
s31	DEFERRED LIABILITIES	159	0	105	0
s32	OTHER NON CURRENT LIABILITIES	7,918,957	21	11,051,307	27
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	46,513,702	100	37,440,254	100
s34	MINORITY INTEREST	8,978,756	19	7,489,269	20
s35	MAJORITY INTEREST	37,534,946	81	29,950,985	80
s36	CONTRIBUTED CAPITAL	8,135,128	17	8,145,996	22
s79	CAPITAL STOCK	6,133,864	13	6,144,732	16
s39	PREMIUM ON ISSUANCE OF SHARES	2,001,264	4	2,001,264	5
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	29,399,818	63	21,804,989	58
s42	RETAINED EARNINGS AND CAPITAL RESERVES	68,467,091	147	61,066,686	163
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(39,067,273)	(84)	(39,261,697)	(105)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 4 YEAR: 2005

GRUPO CARSO, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	8,571,646	100	3,599,835	100
s46	CASH	1,151,895	13	648,369	18
s47	SHORT-TERM INVESTMENTS	7,419,751	87	2,951,466	82
s07	OTHER CURRENT ASSETS	797,704	100	837,084	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	566,157	71	122,621	15
s82	DISCONTINUED OPERATIONS	0	0	352,107	42
s83	OTHER	231,547	29	362,356	43
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	780,186	100	242,261	100
s48	DEFERRED EXPENSES (NET)	101,249	13	139,753	58
s49	GOODWILL	673,677	86	73,914	31
s51	OTHER	5,260	1	28,594	12
s19	OTHER ASSETS	486,564	100	5,012,292	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	412,999	85	329,751	7
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	4,228,876	84
s87	OTHER	73,565	15	453,665	9
s21	CURRENT LIABILITIES	15,627,195	100	20,282,479	100
s52	FOREIGN CURRENCY LIABILITIES	2,391,643	15	5,826,685	29
s53	MEXICAN PESOS LIABILITIES	13,235,552	85	14,455,794	71
s26	OTHER CURRENT LIABILITIES	5,217,930	100	4,620,365	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	195,592	4	34,573	1
s89	INTEREST LIABILITIES	132,718	3	68,042	1
s68	PROVISIONS	2,133,388	41	2,375,732	51
s90	DISCONTINUED OPERATIONS	0	0	206,791	4
s58	OTHER CURRENT LIABILITIES	2,756,232	53	1,935,227	42
s27	LONG-TERM LIABILITIES	13,582,331	100	9,995,492	100
s59	FOREIGN CURRENCY LIABILITIES	10,138,363	75	7,969,281	80
s60	MEXICAN PESOS LIABILITIES	3,443,968	25	2,026,211	20
s31	DEFERRED LIABILITIES	159	100	105	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	159	100	105	100
s32	OTHER NON CURRENT LIABILITIES	7,918,957	100	11,051,307	100
s66	DEFERRED TAXES	7,609,852	96	8,981,040	81
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	1,879,004	17
s69	OTHER LIABILITIES	309,105	4	191,263	2
s79	CAPITAL STOCK	6,133,864	100	6,144,732	100
s37	CAPITAL STOCK (NOMINAL)	911,391	15	922,095	15
s38	RESTATEMENT OF CAPITAL STOCK	5,222,473	85	5,222,637	85

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 4 YEAR: 2005

GRUPO CARSO, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	68,467,091	100	61,066,686	100
s93	LEGAL RESERVE	381,635	1	381,635	1
s43	RESERVE FOR REPURCHASE OF SHARES	1,021,932	1	1,620,478	3
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	58,459,612	85	52,132,597	85
s45	NET INCOME FOR THE YEAR	8,603,912	13	6,931,976	11
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(39,067,273)	100	(39,261,697)	100
s70	ACCUMULATED MONETARY RESULT	254,938	(1)	254,938	(1)
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(33,356,615)	85	(32,792,780)	84
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	7,089	0	958	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	303,839	(1)	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(6,551,980)	17	(6,792,351)	17
s99	LABOR OBLIGATION ADJUSTMENT	(14,573)	0	(19,430)	0
s100	OTHER	290,029	(1)	86,968	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 4 YEAR: 2005

GRUPO CARSO, S.A. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s72	WORKING CAPITAL	25,830,013	13,113,749
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	1,026	933
s75	EMPLOYEES (*)	51,652	49,753
s76	WORKERS (*)	24,846	31,204
s77	OUTSTANDING SHARES (*)	2,364,540,000	2,392,309,254
s78	REPURCHASED SHARES (*)	380,460,000	352,690,746
s101	RESTRICTED CASH	545,134	581,996
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 4 YEAR: 2005

GRUPO CARSO, S.A. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO DECEMBER 31 OF 2005 AND 2004

CONSOLIDATED

AUDITED (Thousands of Mexican Pesos) Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	78,092,313	100	69,722,936	100
r02	COST OF SALES	58,160,527	74	51,428,940	74
r03	GROSS PROFIT	19,931,786	26	18,293,996	26
r04	OPERATING EXPENSES	10,662,847	14	9,446,430	14
r05	OPERATING INCOME	9,268,939	12	8,847,566	13
r06	INTEGRAL FINANCING COST	2,246,621	3	665,426	1
r07	INCOME AFTER INTEGRAL FINANCING COST	7,022,318	9	8,182,140	12
r08	OTHER EXPENSE AND INCOME (NET)	(870,199)	(1)	(754,234)	(1)
r44	SPECIAL ITEMS	(3,168,752)	(4)	716,681	1
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	11,061,269	14	8,219,693	12
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	2,399,866	3	1,286,681	2
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	8,661,403	11	6,933,012	10
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	1,202,092	2	1,020,480	1
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	9,863,495	13	7,953,492	11
r14	INCOME FROM DISCONTINUED OPERATIONS	(290,536)	0	(355,943)	(1)
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	10,154,031	13	8,309,435	12
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	60,608	0	0	0
r18	NET CONSOLIDATED INCOME	10,093,423	13	8,309,435	12
r19	NET INCOME OF MINORITY INTEREST	1,489,511	2	1,377,459	2
r20	NET INCOME OF MAJORITY INTEREST	8,603,912	11	6,931,976	10

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 4 YEAR: 2005

GRUPO CARSO, S.A. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	78,092,313	100	69,722,936	100
r21	DOMESTIC	71,360,938	91	62,785,669	90
r22	FOREIGN	6,731,375	9	6,937,267	10
r23	TRANSLATED INTO DOLLARS (***)	609,673	1	575,378	1
r06	INTEGRAL FINANCING COST	2,246,621	100	665,426	100
r24	INTEREST EXPENSE	3,941,386	175	2,324,930	349
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	612	0	9,335	1
r45	OTHER FINANCE COSTS	290,527	13	122,437	18
r26	INTEREST INCOME	1,855,212	83	849,765	128
r46	OTHER FINANCIAL PRODUCTS	105,340	5	125,364	19
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	357,350	16	(18,537)	(3)
r28	RESULT FROM MONETARY POSITION	(382,702)	(17)	(797,610)	(120)
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	2,399,866	100	1,286,681	100
r32	INCOME TAX	3,001,176	125	1,515,069	118
r33	DEFERRED INCOME TAX	(861,497)	(36)	(926,096)	(72)
r34	EMPLOYEES' PROFIT SHARING EXPENSES	431,875	18	636,787	49
r35	DEFERRED EMPLOYEES' PROFIT SHARING	(171,688)	(7)	60,921	5

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO

QUARTER: 4 YEAR: 2005

GRUPO CARSO, S.A. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	78,092,314	69,722,937
r37	TAX RESULT FOR THE YEAR	7,073,254	726,055
r38	NET SALES (**)	78,092,313	69,722,936
r39	OPERATING INCOME (**)	9,268,939	8,847,566
r40	NET INCOME OF MAJORITY INTEREST (**)	8,603,912	6,931,976
r41	NET CONSOLIDATED INCOME (**)	10,093,423	8,309,435
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	2,353,222	2,399,258

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 4 YEAR: 2005

GRUPO CARSO, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM OCTOBER THE 1st TO DECEMBER 31 OF 2005 AND 2004

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	22,033,189	100	19,820,997	100
rt02	COST OF SALES	16,493,452	75	14,687,182	74
rt03	GROSS PROFIT	5,539,737	25	5,133,815	26
rt04	OPERATING EXPENSES	2,597,708	12	2,496,499	13
rt05	OPERATING INCOME	2,942,029	13	2,637,316	13
rt06	INTEGRAL FINANCING COST	802,126	4	52,127	0
rt07	INCOME AFTER INTEGRAL FINANCING COST	2,139,903	10	2,585,189	13
rt08	OTHER EXPENSE AND INCOME (NET)	(49,042)	0	(478,657)	(2)
rt44	SPECIAL ITEMS	(2,836,298)	(13)	444,713	2
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	5,025,243	23	2,619,133	13
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	707,214	3	(945,382)	(5)
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	4,318,029	20	3,564,515	18
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	230,096	1	234,372	1
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	4,548,125	21	3,798,887	19
rt14	INCOME FROM DISCONTINUED OPERATIONS	(11,726)	0	(156,286)	(1)
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	4,559,851	21	3,955,173	20
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	4,559,851	21	3,955,173	20
rt19	NET INCOME OF MINORITY INTEREST	421,308	2	582,177	3
rt20	NET INCOME OF MAJORITY INTEREST	4,138,543	19	3,372,996	17

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 4 YEAR: 2005

QUARTERLY STATEMENTS OF INCOME

GRUPO CARSO, S.A. DE C.V.

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	22,033,189	100	19,820,997	100
rt21	DOMESTIC	20,659,554	94	17,993,754	91
rt22	FOREIGN	1,373,635	6	1,827,243	9
rt23	TRANSLATED INTO DOLLARS (***)	131,833	1	151,965	1
rt06	INTEGRAL FINANCING COST	802,126	100	52,127	100
rt24	INTEREST EXPENSE	932,447	116	596,442	1144
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	2,335	4
rt45	OTHER FINANCE COSTS	290,513	36	38,440	74
rt26	INTEREST INCOME	411,225	51	223,450	429
rt46	OTHER FINANCIAL PRODUCTS	22,459	3	50,404	97
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	169,480	21	(23,409)	(45)
rt28	RESULT FROM MONETARY POSITION	(156,630)	(20)	(287,827)	(552)
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	707,214	100	(945,382)	100
rt32	INCOME TAX	715,866	101	343,913	(36)
rt33	DEFERRED INCOME TAX	(31,631)	(4)	(1,592,799)	168
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	74,656	11	279,492	(30)
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	(51,677)	(7)	24,012	(3)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO | QUARTER: 4 | YEAR: 2005

GRUPO CARSO, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

OTHER CONSOLIDATED CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	578,170	673,904

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 4 YEAR: 2005

GRUPO CARSO, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO DECEMBER 31 OF 2005 AND 2004
(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	10,093,423	8,309,435
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	(3,810,967)	1,333,158
c03	RESOURCES FROM NET INCOME FOR THE YEAR	6,282,456	9,642,593
c04	RESOURCES PROVIDED OR USED IN OPERATION	(2,024,443)	(3,711,359)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	4,258,013	5,931,234
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(2,284,635)	1,900,494
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(1,946,514)	(3,049,472)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(4,231,149)	(1,148,978)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	4,944,947	(3,523,703)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	4,971,811	1,258,553
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	3,599,835	2,341,282
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	8,571,646	3,599,835

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO

QUARTER: 4 YEAR: 2005

GRUPO CARSO, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	(3,810,967)	1,333,158
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	2,353,222	2,399,258
c41	+ (-) OTHER ITEMS	(6,164,189)	(1,066,100)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(2,024,443)	(3,711,359)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(2,664,954)	(3,048,719)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(1,705,127)	(1,775,820)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	812,945	(1,293,947)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	1,168,322	1,254,184
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	364,371	1,152,943
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(2,284,635)	1,900,494
c23	+ BANK FINANCING	(6,353,899)	643,549
c24	+ STOCK MARKET FINANCING	2,744,749	351,352
c25	+ DIVIDEND RECEIVED	897,168	891,691
c26	+ OTHER FINANCING	427,347	13,902
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(1,946,514)	(3,049,472)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(10,704)	(47,822)
c31	(-) DIVIDENDS PAID	(1,339,017)	(1,025,069)
c32	+ PREMIUM ON ISSUANCE OF SHARES	(596,793)	(1,976,581)
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	4,944,947	(3,523,703)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT	1,223,718	(463,489)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(2,400,388)	(2,949,315)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(416,678)	138,115
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	439,090	226,116
c39	+ (-) OTHER ITEMS	6,099,205	(475,130)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 4 YEAR: 2005

GRUPO CARSO, S.A. DE C.V.

DATA PER SHARE

AUDITED CONSOLIDATED INFORMATION Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	3.61		$	2.83	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$	4.14		$	3.39	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	(0.12)		$	0.00	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.03		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	15.87		$	12.52	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.25		$	0.25	
d10	DIVIDEND IN SHARES PER SHARE		0.00	acciones		0.00	acciones
d11	MARKET PRICE TO CARRYING VALUE		1.63	veces		1.65	veces
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE		7.17	veces		7.30	veces
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	veces		0.00	veces

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 4 YEAR: 2005

GRUPO CARSO, S.A. DE C.V.

RATIOS

AUDITED CONSOLIDATED Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	12.92	%	11.91	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	22.92	%	23.14	%
p03	NET INCOME TO TOTAL ASSETS (**)	12.06	%	10.54	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	8.75	%	28.27	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	3.79	%	9.59	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.93	veces	0.88	veces
p07	NET SALES TO FIXED ASSETS (**)	2.11	veces	1.87	veces
p08	INVENTORIES TURNOVER (**)	3.76	veces	3.60	veces
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	61.35	dias	56.41	dias
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	25.92	%	11.73	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	44.38	%	52.46	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.79	veces	1.10	veces
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	33.74	%	33.38	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	36.86	%	31.95	%
p15	OPERATING INCOME TO INTEREST PAID	2.35	veces	3.80	veces
p16	NET SALES TO TOTAL LIABILITIES (**)	2.10	veces	1.68	veces
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	2.65	veces	1.64	veces
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.66	veces	0.94	veces
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.11	veces	0.80	veces
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	54.85	%	17.74	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	8.04	%	13.82	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(2.59)	%	(5.32)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	1.08	veces	2.55	veces
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	53.99	%	(165.40)	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	46.00	%	265.40	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(48.54)	%	83.69	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO

QUARTER: 4 YEAR: 2005

GRUPO CARSO, S.A. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

AUDITED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A1	0.0000	14	2,364,540,000	0	2,364,540,000	0	911,391	0
TOTAL			2,364,540,000	0	2,364,540,000	0	911,391	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 2,364,540,000

NOTES

GRUPO CARSO, S.A. DE C.V.

May 3, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Enclosed, find the unaudited consolidated financial statements as of March 31,2006 and 2005 for GRUPO CARSO, S.A. DE C.V.

This statements are the translated versions wich are sent every quarter to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement of changes in financial position, breakdown of main concepts, ratios, data per share, and integration of the paid social capital stock.

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

Sincerely.



C.P. Quintín Humberto Botas Hernández
Attorney in fact



Lic. Alejandro Archundia Becerra
Attorney in fact

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 1 YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

BALANCE SHEETS

AT MARCH 31 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	84,720,562	100	80,032,588	100
s02	CURRENT ASSETS	43,864,592	52	34,457,509	43
s03	CASH AND SHORT-TERM INVESTMENTS	10,426,104	12	3,025,689	4
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	15,728,747	19	12,914,468	16
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	1,086,114	1	2,102,362	3
s06	INVENTORIES	15,436,917	18	14,902,320	19
s07	OTHER CURRENT ASSETS	1,186,710	1	1,512,670	2
s08	LONG-TERM	3,059,945	4	1,677,075	2
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	67,896	0	39,026	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	2,346,817	3	1,009,703	1
s11	OTHER INVESTMENTS	645,232	1	628,346	1
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	36,537,378	43	38,477,316	48
s13	LAND AND BUILDINGS	30,885,355	36	31,314,827	39
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	34,234,827	40	36,048,421	45
s15	OTHER EQUIPMENT	5,839,176	7	6,234,771	8
s16	ACCUMULATED DEPRECIATION	35,698,366	42	36,184,721	45
s17	CONSTRUCTION IN PROGRESS	1,276,386	2	1,064,018	1
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	787,690	1	277,999	0
s19	OTHER ASSETS	470,957	1	5,142,689	6
s20	TOTAL LIABILITIES	36,093,682	100	40,905,468	100
s21	CURRENT LIABILITIES	15,021,914	42	19,982,063	49
s22	SUPPLIERS	5,193,542	14	5,271,562	13
s23	BANK LOANS	1,245,267	3	5,673,105	14
s24	STOCK MARKET LOANS	150,000	0	2,195,998	5
s25	TAXES PAYABLE	2,177,017	6	1,517,868	4
s26	OTHER CURRENT LIABILITIES	6,256,088	17	5,323,530	13
s27	LONG-TERM LIABILITIES	13,545,936	38	9,279,571	23
s28	BANK LOANS	10,423,789	29	6,124,115	15
s29	STOCK MARKET LOANS	3,050,000	8	3,153,090	8
s30	OTHER LOANS	72,147	0	2,366	0
s31	DEFERRED LIABILITIES	159	0	164	0
s32	OTHER NON CURRENT LIABILITIES	7,525,673	21	11,643,670	28
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	48,626,880	100	39,127,120	100
s34	MINORITY INTEREST	9,223,231	19	7,817,832	20
s35	MAJORITY INTEREST	39,403,649	81	31,309,288	80
s36	CONTRIBUTED CAPITAL	8,201,062	17	8,215,264	21
s79	CAPITAL STOCK	6,182,728	13	6,196,983	16
s39	PREMIUM ON ISSUANCE OF SHARES	2,018,334	4	2,018,281	5
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	31,202,587	64	23,094,024	59
s42	RETAINED EARNINGS AND CAPITAL RESERVES	70,823,002	146	62,845,664	161
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(39,620,415)	(81)	(39,751,640)	(102)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 1 YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	10,426,104	100	3,025,689	100
s46	CASH	1,301,938	12	619,070	20
s47	SHORT-TERM INVESTMENTS	9,124,166	88	2,406,619	80
s07	OTHER CURRENT ASSETS	1,186,710	100	1,512,670	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	806,884	68	806,022	53
s82	DISCONTINUED OPERATIONS	0	0	365,695	24
s83	OTHER	379,826	32	340,953	23
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	787,690	100	277,999	100
s48	DEFERRED EXPENSES (NET)	103,173	13	158,797	57
s49	GOODWILL	679,421	86	69,556	25
s51	OTHER	5,096	1	49,646	18
s19	OTHER ASSETS	470,957	100	5,142,689	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	384,940	82	340,403	7
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	4,276,009	83
s87	OTHER	86,017	18	526,277	10
s21	CURRENT LIABILITIES	15,021,914	100	19,982,063	100
s52	FOREIGN CURRENCY LIABILITIES	2,010,507	13	5,210,683	26
s53	MEXICAN PESOS LIABILITIES	13,011,407	87	14,771,380	74
s26	OTHER CURRENT LIABILITIES	6,256,088	100	5,323,530	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	259,395	4	239,867	5
s89	INTEREST LIABILITIES	83,188	1	64,763	1
s68	PROVISIONS	2,426,364	39	2,887,584	54
s90	DISCONTINUED OPERATIONS	0	0	199,602	4
s58	OTHER CURRENT LIABILITIES	3,487,141	56	1,931,714	36
s27	LONG-TERM LIABILITIES	13,545,936	100	9,279,571	100
s59	FOREIGN CURRENCY LIABILITIES	10,339,899	76	5,554,287	60
s60	MEXICAN PESOS LIABILITIES	3,206,037	24	3,725,284	40
s31	DEFERRED LIABILITIES	159	100	164	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	159	100	164	100
s32	OTHER NON CURRENT LIABILITIES	7,525,673	100	11,643,670	100
s66	DEFERRED TAXES	7,332,865	97	9,406,548	81
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	1,885,460	16
s69	OTHER LIABILITIES	192,808	3	351,662	3
s79	CAPITAL STOCK	6,182,728	100	6,196,983	100
s37	CAPITAL STOCK (NOMINAL)	907,937	15	922,095	15
s38	RESTATEMENT OF CAPITAL STOCK	5,274,791	85	5,274,888	85

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 1 YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	70,823,002	100	62,845,664	100
s93	LEGAL RESERVE	381,635	1	381,635	1
s43	RESERVE FOR REPURCHASE OF SHARES	791,817	1	1,620,478	3
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	67,648,852	96	59,589,001	95
s45	NET INCOME FOR THE YEAR	2,000,698	3	1,254,550	2
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(39,620,415)	100	(39,751,640)	100
s70	ACCUMULATED MONETARY RESULT	257,109	(1)	257,109	(1)
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(33,410,754)	84	(32,759,075)	82
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	12,371	0	1,969	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	120,559	0	(173,416)	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(6,621,062)	17	(7,146,335)	18
s99	LABOR OBLIGATION ADJUSTMENT	(15,059)	0	(19,600)	0
s100	OTHER	36,421	0	87,708	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 1 YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REFS	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s72	WORKING CAPITAL	28,842,678	14,475,446
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	1,026	924
s75	EMPLOYEES (*)	50,947	48,461
s76	WORKERS (*)	24,504	30,099
s77	OUTSTANDING SHARES (*)	2,355,578,700	2,392,309,254
s78	REPURCHASED SHARES (*)	389,421,300	352,690,746
s101	RESTRICTED CASH	547,550	585,410
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	23,449	461,893

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO

QUARTER: 1 YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO MARCH 31 OF 2006 AND 2005

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	19,554,031	100	18,029,568	100
r02	COST OF SALES	14,627,445	75	13,264,693	74
r03	GROSS PROFIT	4,926,586	25	4,764,875	26
r04	OPERATING EXPENSES	2,488,091	13	2,638,152	15
r05	OPERATING INCOME	2,438,495	12	2,126,723	12
r06	INTEGRAL FINANCING COST	81,583	0	211,757	1
r07	INCOME AFTER INTEGRAL FINANCING COST	2,356,912	12	1,914,966	11
r08	OTHER EXPENSE AND INCOME (NET)	(258,977)	(1)	(11,096)	0
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	2,615,889	13	1,926,062	11
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	661,645	3	660,861	4
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	1,954,244	10	1,265,201	7
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	434,180	2	342,809	2
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	2,388,424	12	1,608,010	9
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	(51,849)	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	2,388,424	12	1,659,859	9
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	61,127	0
r18	NET CONSOLIDATED INCOME	2,388,424	12	1,598,732	9
r19	NET INCOME OF MINORITY INTEREST	387,726	2	344,182	2
r20	NET INCOME OF MAJORITY INTEREST	2,000,698	10	1,254,550	7

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER: 1 YEAR: 2006

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	19,554,031	100	18,029,568	100
r21	DOMESTIC	17,534,055	90	16,363,522	91
r22	FOREIGN	2,019,976	10	1,666,046	9
r23	TRANSLATED INTO DOLLARS (***)	189,634	1	143,748	1
r06	INTEGRAL FINANCING COST	81,583	100	211,757	100
r24	INTEREST EXPENSE	889,691	1091	498,780	236
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	405	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	794,565	974	348,103	164
r46	OTHER FINANCIAL PRODUCTS	3,929	5	8,244	4
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	49,702	61	175,203	83
r28	RESULT FROM MONETARY POSITION	(59,316)	(73)	(106,284)	(50)
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	661,645	100	660,861	100
r32	INCOME TAX	1,270,902	192	651,566	99
r33	DEFERRED INCOME TAX	(713,759)	(108)	(95,253)	(14)
r34	EMPLOYEES' PROFIT SHARING EXPENSES	154,909	23	106,497	16
r35	DEFERRED EMPLOYEES' PROFIT SHARING	(50,407)	(8)	(1,949)	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 1 YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	19,554,032	18,029,569
r37	TAX RESULT FOR THE YEAR	3,623,275	1,485,516
r38	NET SALES (**)	80,280,561	74,611,914
r39	OPERATING INCOME (**)	9,659,496	9,476,176
r40	NET INCOME OF MAJORITY INTEREST (**)	9,423,193	7,241,015
r41	NET CONSOLIDATED INCOME (**)	10,968,909	8,713,947
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	579,526	600,619

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 1 YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JANUARY THE 1st TO MARCH 31 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	19,554,031	100	18,029,568	100
rt02	COST OF SALES	14,627,445	75	13,264,693	74
rt03	GROSS PROFIT	4,926,586	25	4,764,875	26
rt04	OPERATING EXPENSES	2,488,091	13	2,638,152	15
rt05	OPERATING INCOME	2,438,495	12	2,126,723	12
rt06	INTEGRAL FINANCING COST	81,583	0	211,757	1
rt07	INCOME AFTER INTEGRAL FINANCING COST	2,356,912	12	1,914,966	11
rt08	OTHER EXPENSE AND INCOME (NET)	(258,977)	(1)	(11,096)	0
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	2,615,889	13	1,926,062	11
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	661,645	3	660,861	4
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	1,954,244	10	1,265,201	7
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	434,180	2	342,809	2
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	2,388,424	12	1,608,010	9
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	(51,849)	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	2,388,424	12	1,659,859	9
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	61,127	0
rt18	NET CONSOLIDATED INCOME	2,388,424	12	1,598,732	9
rt19	NET INCOME OF MINORITY INTEREST	387,726	2	344,182	2
rt20	NET INCOME OF MAJORITY INTEREST	2,000,698	10	1,254,550	7

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO   QUARTER: 1   YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

GRUPO CARSO, S.A. DE C.V.

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	19,554,031	100	18,029,568	100
rt21	DOMESTIC	17,534,055	90	16,363,522	91
rt22	FOREIGN	2,019,976	10	1,666,046	9
rt23	TRANSLATED INTO DOLLARS (***)	189,634	1	143,748	1
rt06	INTEGRAL FINANCING COST	81,583	100	211,757	100
rt24	INTEREST EXPENSE	889,691	1091	498,780	236
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	405	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	794,565	974	348,103	164
rt46	OTHER FINANCIAL PRODUCTS	3,929	5	8,244	4
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	49,702	61	175,203	83
rt28	RESULT FROM MONETARY POSITION	(59,316)	(73)	(106,284)	(50)
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	661,645	100	660,861	100
rt32	INCOME TAX	1,270,902	192	651,566	99
rt33	DEFERRED INCOME TAX	(713,759)	(108)	(95,253)	(14)
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	154,909	23	106,497	16
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	(50,407)	(8)	(1,949)	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER: 1 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	579,526	600,619

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 1 YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO MARCH 31 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	2,388,424	1,598,732
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	(694,153)	237,961
c03	RESOURCES FROM NET INCOME FOR THE YEAR	1,694,271	1,836,693
c04	RESOURCES PROVIDED OR USED IN OPERATION	(673,811)	(1,313,336)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	1,020,460	523,357
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	1,047,020	(423,458)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(348,976)	(52,369)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	698,044	(475,827)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	63,095	(674,240)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	1,781,599	(626,710)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	8,644,505	3,652,399
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	10,426,104	3,025,689

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO

QUARTER: 1 YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	(694,153)	237,961
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	579,526	600,619
c41	+ (-) OTHER ITEMS	(1,273,679)	(362,658)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(673,811)	(1,313,336)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(495,121)	(176,417)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	209,960	(30,517)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(86,943)	(279,220)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(1,944,700)	(932,494)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	1,642,993	105,312
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	1,047,020	(423,458)
c23	+ BANK FINANCING	181,458	(336,474)
c24	+ STOCK MARKET FINANCING	103,697	(936,793)
c25	+ DIVIDEND RECEIVED	1,137,837	864,294
c26	+ OTHER FINANCING	(375,972)	(14,485)
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(348,976)	(52,369)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(3,454)	0
c31	(-) DIVIDENDS PAID	(118,764)	(52,369)
c32	+ PREMIUM ON ISSUANCE OF SHARES	(226,758)	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	63,095	(674,240)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT	738,388	(63,913)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(415,186)	(528,584)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(56,753)	(105,855)
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	72,032	37,293
c39	+ (-) OTHER ITEMS	(275,386)	(13,181)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 1 YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	3.97		$	2.99	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$	4.52		$	3.63	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	(0.10)		$	(0.02)	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.03	
d08	CARRYNG VALUE PER SHARE	$	16.73		$	13.09	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	acciones		0.00	acciones
d11	MARKET PRICE TO CARRYING VALUE		1.49	veces		1.50	veces
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE		6.27	veces		6.57	veces
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	veces		0.00	veces

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 1 YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	12.21	%	8.86	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	23.91	%	23.12	%
p03	NET INCOME TO TOTAL ASSETS (**)	12.94	%	10.88	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	2.48	%	6.64	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.94	veces	0.93	veces
p07	NET SALES TO FIXED ASSETS (**)	2.19	veces	1.93	veces
p08	INVENTORIES TURNOVER (**)	3.89	veces	3.60	veces
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	62.95	dias	56.05	dias
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	29.17	%	11.23	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	42.60	%	51.11	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.74	veces	1.04	veces
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	34.21	%	26.31	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	37.07	%	24.11	%
p15	OPERATING INCOME TO INTEREST PAID	2.74	veces	4.26	veces
p16	NET SALES TO TOTAL LIABILITIES (**)	2.22	veces	1.82	veces
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	2.92	veces	1.72	veces
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.89	veces	0.97	veces
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.21	veces	0.84	veces
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	69.40	%	15.14	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	8.66	%	10.18	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(3.44)	%	(7.28)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	1.14	veces	1.04	veces
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	149.99	%	88.99	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(49.99)	%	11.00	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(658.03)	%	78.39	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO

QUARTER: 1 YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A1	0.0000	14	2,355,578,700	0	2,355,578,700	0	907,937	0
TOTAL			2,355,578,700	0	2,355,578,700	0	907,937	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 2,355,578,700

NOTES